As Filed with the Securities and Exchange Commission on January 31, 2008
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
APPLIED DIGITAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	43-1641533
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445
(561) 276-0477
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Joseph J. Grillo
Chief Executive Officer and President
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445
Phone: (561) 276-0477
Fax: (561) 276-0977
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies of all correspondence to:

Tammy Knight, Esq. Holland & Knight LLP One East Broward Boulevard, Suite 1300 Fort Lauderdale, Florida 33301 Phone: (954) 525-1000 Fax: (954) 463-2030	Patricia Petersen, Esq. 1690 South Congress Avenue, Suite 201 Delray Beach, Florida 33445 Phone: (561) 276-0477 Fax: (561) 276-0977
From time to time after this Registration Statement becomes effective.
(Approximate date of commencement of proposed sale to the public)
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price per	Aggregate Offering	Registration
Securities to be Registered	Registered(1) (2)	Unit(3)	Price(3)	Fee(3)
Common Stock, $.01 par value	23,155,762	$0.63	$14,588,130	$573.31

(1)	Represents (i) 740,741 shares of the registrant’s common stock that were issued under the terms of a settlement agreement with a selling security holder, (ii) 534,769 shares of the registrant’s common stock that may be issued due to price protection adjustments under the settlement agreement, (iii) 4,331,037 shares of the registrant’s common stock issuable upon the exercise of warrants held by certain of the selling security holders issued in connection with various financing transactions, (iv) 10,640,124 shares of the registrant’s common stock that were issued under the terms of an agreement and plan of merger and (v) 6,909,091 shares of the registrant’s common stock that may be issued due to an earn out provision under the agreement and plan of merger. For purposes of estimating the number of shares to be included in this registration statement due to potential price protection adjustments, the registrant calculated a good faith estimate of the number of shares that it believes to be issuable due to such potential price protection adjustments.

(2)	Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.

(3)	Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, the proposed offering price and registration fee were calculated on the basis of the average of the high ($0.65) and low ($0.61) trading prices for the common stock on January 29, 2008, as reported on the Nasdaq Capital Market.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 31, 2008
APPLIED DIGITAL SOLUTIONS, INC.
23,155,762
Shares of
Common Stock
     This prospectus relates to the resale of up to an aggregate of 23,155,762 shares of our common stock, par value $.01 per share, of which (i) 740,741 were issued under the terms of a settlement agreement with a selling security holder, (ii) 534,769 may be issued due to price protection adjustments under the settlement agreement, (iii) 4,331,037 are issuable upon the exercise of warrants held by certain of the selling security holders issued in connection with various financing transactions, (iv) 10,640,124 were issued under the terms of an agreement and plan of merger and (v) 6,909,091 may be issued due to an earn out provision under the agreement and plan of merger. As this prospectus relates to resales of our common stock, we are not offering these shares for cash, and accordingly, we will not receive any of the proceeds from the resales of our common stock. Resales of the shares of our common stock may occur at various times by the selling security holders listed in this prospectus. For more information, see “Selling Security Holders” below.
     Our shares of common stock are listed on the Nasdaq Capital Market under the symbol “DIGA.” On January 30, 2008, the last reported sale price of our common stock was $0.63 per share.
     Our principal executive offices are located at 1690 South Congress Avenue, Suite 201, Delray Beach, Florida 33445, and our telephone number is (561) 276-0477.
     INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 11 OF THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is                     , 2008.

SUMMARY
     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 11, and the consolidated financial statements and the notes to those financial statements incorporated in this prospectus by reference to our Current Report on Form 8-K filed with the SEC on January 15, 2008, before making an investment decision. Unless the context otherwise requires in this prospectus, the terms “we,” “us” and “our” refer to Applied Digital Solutions, Inc. and its subsidiaries.
APPLIED DIGITAL SOLUTIONS, INC.
Our Business
     We develop innovative identification, location and software products for consumer, commercial and government sectors worldwide. Our unique and often proprietary products provide safety for people, animals, food chains, government/military assets, and commercial assets. Included in this diverse product line are applications for radio frequency identification systems, commonly known as RFID, end-to-end food safety systems and global positioning satellite communications systems, or GPS.
     We currently engage in the following principal business activities:
•	developing, marketing and selling RFID systems used to identify, locate and protect people and their assets for use in a variety of healthcare, security and identification applications;

•	developing, manufacturing and marketing visual and electronic identification tags and implantable RFID microchips, primarily for identification, tracking and location of pets, livestock and other animals, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet and livestock (e.g., cattle) applications;

•	designing, manufacturing and marketing GPS enabled products used for location tracking and message monitoring of maritime vehicles, aircraft and people in remote locations;

•	developing and marketing service relationship management software and services; and

•	selling vibration monitoring systems.
     Currently, we operate in five business segments: Healthcare, Security and Industrial, Animal Applications, GPS and Radio Communications, and Advanced Technology. Our Healthcare and Security and Industrial segments represent the business operations of our majority-owned subsidiary, VeriChip Corporation (NASDAQ: CHIP), or VeriChip. Our Animal Applications and GPS and Radio Communications segments represent the business operations of our wholly-owned subsidiary, Digital Angel Corporation, or Digital Angel. Our Advanced Technology segment represents the business operations of our wholly-owned subsidiaries, Pacific Decision Sciences Corporation, or PDSC, and Thermo Life Energy Corp., or Thermo Life.
     During the three-months ended June 30, 2007, we made a decision to sell our then majority-owned subsidiary, IFTH Acquisition Corp. f/k/a InfoTech USA, Inc., or InfoTech, and during the three-months ended September 30, 2007, we made a decision to sell our wholly-owned subsidiaries, Computer Equity Corporation, or Computer Equity, and Perimeter Acquisition Corp., or Perimeter. These decisions was made as part of management’s strategy to streamline its operations in order to focus more of its efforts on the RFID and GPS and radio communication markets. This action was also taken in anticipation of the merger with Digital Angel, which was completed on December 28, 2007, as more fully discussed below. Digital Angel currently operates in the RFID and GPS and radio communications sectors. In addition, on July 2, 2007, Digital Angel sold its subsidiary, OuterLink Corporation, or OuterLink. As a result, InfoTech, Computer Equity, Perimeter and OuterLink are now classified as discontinued operations for all periods presented in the financial statements incorporated into this prospectus by reference. InfoTech operates on a fiscal year ending September 30. InfoTech’s results of operations have been reflected in the unaudited condensed consolidated financial statements and reflect their activities for the same periods presented in the financial statements incorporated into this prospectus by reference. In addition, on March 1, 2001, our board of directors approved a plan to sell or close Intellesale, Inc., one of our wholly-owned subsidiaries, and various other non-core businesses. Therefore, certain liabilities associated with these sold or closed businesses are included in the net liabilities of discontinued operations. In connection with our decision to sell Computer Equity and our current estimate of its fair market value, we wrote down approximately $5.0 million of Computer Equity’s goodwill during the three-months ended September 30, 2007.
Sale of InfoTech’s Assets
     Effective December 31, 2007, InfoTech n/k/a IFTH Acquisition Corp. sold all of its assets to Corporate Technologies, LLC under the terms and subject to the conditions of an asset purchase agreement, dated November 13, 2007, among InfoTech, InfoTech’s wholly-owned subsidiaries InfoTech USA, Inc., a New Jersey corporation and Information Technology Services, Inc., a New York corporation, and Corporate Technologies. Pursuant to the purchase agreement, Corporate Technologies delivered $800,000 to InfoTech in cash, less a $25,000 holdback that will be paid upon receipt of certain tax clearance letters. Corporate Technologies also delivered $200,000 to Wells Fargo Bank, National Association, as escrow agent, to be held in escrow. The purchase agreement provides that this escrow amount shall be held in escrow for a period of three months following the closing, during which time incremental amounts shall be paid to InfoTech as certain reduction in real property rental expenses are achieved by InfoTech. At the end of the three-month escrow period, any amount of the $200,000 escrow amount not due to InfoTech for obtaining certain reduction in real property rental expenses shall be released to Corporate Technologies with interest thereon. Pursuant to the terms of the purchase agreement, certain assets of InfoTech, including its cash, accounts receivable and inventory and shares that it holds of our common stock, will be retained by InfoTech. InfoTech retained its cash at the time of the closing of the purchase agreement, the cash received from the collection of accounts receivable and the sale of inventory, and the net proceeds from the sale, and will utilize these funds to seek to acquire an operating business unrelated to its current business.
     Per the terms of a Consent and Waiver to Asset Sale, dated December 17, 2007, obtained from Laurus Master Fund, Ltd., Kallina Corporation and certain of their affiliates (the “Lenders”), our lenders, the Lenders consented to the transactions contemplated by the purchase agreement. However, the Consent and Waiver to Asset Sale will cease to be effective if:
•	InfoTech does not acquire an operating business unrelated to its current business within 180 days after December 31, 2007 (the “Transaction Date”) and InfoTech is not liquidated and its assets are not distributed to its stockholders within thirty days after the Transaction Date;

•	immediately following December 31, 2007, the financial statement of InfoTech are not substantially similar to the pro forma information disclosed to the Lenders; and

•	between December 31, 2007 and the Transaction Date, more than $200,000 is spent by InfoTech.

Segment Information
     The following is a description of our five business segments, Healthcare, Security and Industrial, Animal Applications, GPS and Radio Communications and Advanced Technology.
     Healthcare Segment
     Our Healthcare segment encompasses the development, marketing and sale of our healthcare and patient identification systems, specifically:
•	infant protection systems used in hospital maternity wards and birthing centers to prevent infant abduction and mother-baby mismatching;

•	wander prevention systems used by long-term care facilities to locate and protect their residents;

•	asset/staff location and identification systems used by hospitals and other healthcare facilities to identify, locate and protect medical staff, patients, visitors and medical equipment; and

•	VeriMed system designed to rapidly and accurately identify people who are unconscious, confused or unable to communicate at the time of medical treatment, for example, upon arrival at a hospital emergency room.
     Security and Industrial Segment
     Our Security and Industrial segment principal products encompass the sale of:
•	vibration monitoring instruments used by engineering, construction and mining professionals to monitor the effects of human induced vibrations, such as blasting activity; and

•	asset management systems used by industrial companies to manage and track their mobile equipment and tools.
     Animal Applications Segment
     Our Animal Applications segment develops, manufactures and markets visual and electronic identification tags and RFID microchips, primarily for identification, tracking and location of companion pets, fish, equine and wildlife, and livestock markets worldwide, and more recently, for animal bio-sensing applications, such as temperature reading for companion pet, horse and livestock applications. Our Animal Applications segment’s proprietary products provide security for companion pets, and food chains. This segment’s principal products are:
•	visual ear tags for livestock; and

•	implantable microchips and RFID scanners for the companion pet, equine, fish, livestock and wildlife industries.

     GPS and Radio Communications Segment
     Our GPS and Radio Communications segment’s proprietary products provide location tracking and message monitoring of aircraft, and maritime vehicles and people in remote locations. This segment’s principal products are:
•	GPS enabled search and rescue equipment and intelligent communications products and services for telemetry, mobile data and radio communications applications, including our SARBE™ and McMurdo brands, which serve commercial and military markets; and

•	alarm sounders for industrial use and other electronic components.
     Advanced Technology Segment
     The principal product and service in our Advanced Technology segment are service relationship management software and services.
     “Corporate/Eliminations” Category
     The “Corporate/Eliminations” category includes all amounts given effect to in the consolidation of our subsidiaries, such as the elimination of inter-segment revenues, expenses, assets and liabilities. “Corporate/Eliminations” also includes certain expense reductions and other income associated with companies sold or closed in 2001 and 2002, and general and administrative, interest expense and income and other expenses associated with corporate activities and functions.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2006, except that inter-segment sales and transfers are generally accounted for as if the sales or transfers were to third parties at current market prices. It is on this basis that management utilizes the financial information to assist in making internal operating decisions. We evaluate performance based on segment income as presented below.
About Us
     We were incorporated on May 11, 1993 in Missouri and reincorporated on April 20, 2007 in Delaware. Our principal executive offices are located at 1690 South Congress Avenue, Suite 201, Delray Beach, Florida 33445, and our telephone number is (561) 276-0477.
Recent Events
     Merger Agreement Between Us and Digital Angel
     On August 8, 2007, as amended on December 4, 2007, we and Digital Angel entered into an Agreement and Plan of Reorganization, or the Merger Agreement, by and among us, Digital Angel and Digital Angel Acquisition Corp., a Delaware corporation and our wholly-owned subsidiary, or the Acquisition Subsidiary, pursuant to which the Acquisition Subsidiary was merged with and into Digital Angel, with Digital Angel surviving and becoming a wholly-owned subsidiary of ours, which we refer to as the Merger. Each of our and Digital Angel’s boards of directors unanimously approved the Merger.

     At a Special and Annual Meeting of Digital Angel’s stockholders that took place on November 27, 2007, Digital Angel adjourned its Special and Annual Meeting to give stockholders additional time to consider the proposal to approve and adopt the Merger Agreement. While the votes cast for this proposal, which included our votes, were overwhelmingly in favor, Digital Angel did not receive the approval of holders of a majority of the outstanding shares of Digital Angel common stock not held by us and our affiliates, as required by the Merger Agreement. On December 4, 2007, the Merger Agreement was amended to provide that the unaffiliated vote required to approve and adopt the Merger Agreement is the affirmative vote of a majority of the votes cast at the Special and Annual Meeting by holders of Digital Angel common stock, other than us and our affiliates, rather than holders of a majority of the outstanding shares not held by us and our affiliates. As a result, to complete the Merger, the holders of a majority of the outstanding shares of Digital Angel common stock and the holders of a majority of the votes cast by holders other than us and our affiliates were required to approve and adopt the Merger Agreement. Since we owned as of the record date 55.6% of the outstanding shares of common stock of Digital Angel, the first vote requirement, which meets the legal requirements of the state of Delaware, was met. On December 21, 2007, the holders of a majority of the votes cast by holders other than us and our affiliates approved and adopted the Merger Agreement, and thus, the second requirement was met.
     In addition, at our Special Meeting of Stockholders on November 27, 2007, we adjourned our Special Meeting of Stockholders on the proposal relating to the increase in our number of shares of capital stock, from 130 million shares, of which 125 million shares were common stock, to 170 million shares, of which 165 million shares were to be common stock, to effectuate the Merger. While the votes cast were overwhelmingly in favor of this proposal, an insufficient number of shares were voted to approve this proposal and therefore we adjourned the meeting to solicit additional proxies. On December 21, 2007, our stockholders approved the proposal, and we amended our Certificate of Incorporation with the State of Delaware to reflect the increase in the number of shares of our capital stock.
     On December 28, 2007, we consummated the Merger and each outstanding share of Digital Angel’s common stock not owned by us was converted into 1.4 shares of our common stock. The shares of our common stock to be issued to Digital Angel stockholders in connection with the Merger are expected to represent approximately 28.7% of the outstanding shares of our common stock immediately following the consummation of the Merger, based on the number of shares of our common stock and Digital Angel common stock outstanding on November 5, 2007. In addition, at the effective time, each of Digital Angel’s stock options and warrants existing on the effective date were converted into 1.4 options and warrants to acquire shares of our common stock.
     Merger Agreement Between Us and Geissler Technologies
     On January 14, 2008, we entered into an Agreement and Plan of Merger, or the Plan of Merger, with GT Acquisition Sub, Inc., a Minnesota corporation and our wholly-owned subsidiary, Geissler Technologies Corporation, a Minnesota corporation, or GTC, Donald R. Brattain, Randall F. Holscher, Charles J. Holscher and Randolph K. Geissler, pursuant to which GTC merged with and into GT Acquisition Sub, Inc. with GT Acquisition Sub, Inc. continuing as our wholly-owned subsidiary. Upon the closing of the merger, we assigned our ownership of GT Acquisition Sub, Inc. to Digital Angel such that GT Acquisition Sub, Inc. become a wholly-owned subsidiary of Digital Angel. We refer to Brattain & Associates, LLC, the limited liability company under which Donald R. Brattain held shares of GTC, Randall F. Holscher, Charles J. Holscher and Randolph K. Geissler collectively as the Holders.
     Under the terms of the Plan of Merger, we issued 10,640,124 shares of our common stock valued at an aggregate of $6.2 million to the Holders. In addition, upon the satisfaction of criteria described in the Plan of Merger, we are required to pay to the Holders $3.8 million, which may be paid in shares of our common stock, under an earn out provision found in the Plan of Merger. All shares are issued to the Holders pro rata based on the number of shares of GTC that the Holders owned when the merger was completed. Thus, we issued to Brattain & Associates, LLC, Randall F. Holscher, Charles J. Holscher and Randolph K. Geissler, 4,997,666, 257,491, 477,742 and 4,907,225 shares, respectively, of our common stock.
     Recently, all of the employees of our wholly-owned subsidiary PDSC resigned as employees, including PDSC’s two key employees. These key employees have strong relationships with PDSC’s significant customer, International Business Machines Corp. To date, PDSC has not been successful in negotiating a consulting agreement with the former key employees. We have been in negotiations to sell PDSC to a third-party, who is fully aware of this situation, as well as to the former key employees. If we are unsuccessful in negotiating a consulting agreement with the former key employees, or in executing a sale of PDSC, it will have a material adverse effect on our consolidated results of operations and cash flows.

Financial Results
     Revenues from each of our segments for the three-months ended September 30, 2007 and 2006 were as follows:

	Three-Months
	Ended September 30,
	2007	2006
	(in thousands)
	(unaudited)
Revenue:

Healthcare	$5,926	$5,095
Security and Industrial	1,990	1,723
Animal Applications	10,346	8,254
GPS and Radio Communications	9,989	4,146
Advanced Technology	1,920	1,726
“Corporate/Eliminations”	—	(21)

Total	$30,171	$20,923

     Revenues from each of our segments for the nine-months ended September 30, 2007 and 2006 were as follows:

	Nine-Months
	Ended September 30,
	2007	2006
	(in thousands)
	(unaudited)
Revenue:

Healthcare	$17,100	$15,056
Security and Industrial	6,379	5,288
Animal Applications	31,635	28,131
GPS and Radio Communications	23,531	12,016
Advanced Technology	5,492	4,444
“Corporate/Eliminations”	—	(194)

Total	$84,137	$64,741

     Our sources of revenue consist of sales of products and services from our five operating segments. Our significant sources of revenue for the three-months ended September 30, 2007 and 2006 were as follows:

	Percentage of Total Revenue
	Three-Months	Three-Months
	Ended	Ended
	September 30,	September 30,
	2007	2006
Sources of Revenue:

RFID-enabled products for use in a variety of healthcare applications from our Healthcare segment	19.6%	24.4%

RFID-enabled security systems, asset tracking systems, and vibration monitors for use in a variety of security and industrial applications from our Security and Industrial segment	6.6%	8.2%

Visual identification tags and implantable microchips for the companion animal, livestock, laboratory animal, fish and wildlife markets from our Animal Applications segment	34.3%	39.3%

GPS enabled tracking and message monitoring, search and rescue equipment, intelligent communications products and services for telemetry, mobile data and radio communications from our GPS and Radio Communications segment	33.1%	19.8%

Service relationship management software and services from our Advanced Technology segment	6.4%	8.3%

Total	100.0%	100.0%

     Our significant sources of revenue for the nine-months ended September 30, 2007 and 2006 were as follows:

	Percentage of Total Revenue
	Nine-Months	Nine-Months
	Ended	Ended
	September 30,	September 30,
	2007	2006
Sources of Revenue:

RFID-enabled products for use in a variety of healthcare applications from our Healthcare segment	20.3%	23.3%

RFID-enabled security systems, asset tracking systems, and vibration monitors for use in a variety of security and industrial applications from our Security and Industrial segment	7.6%	8.2%

Visual identification tags and implantable microchips for the companion animal, livestock, laboratory animal, fish and wildlife markets from our Animal Applications segment	37.6%	43.2%

GPS enabled tracking and message monitoring, search and rescue equipment, intelligent communications products and services for telemetry, mobile data and radio communications from our GPS and Radio Communications segment	28.0%	18.6%

Service relationship management software and services from our Advanced Technology segment	6.5%	6.7%

Total	100.0%	100.0%

     (Loss) income from continuing operations before taxes, minority interest and gain (loss) attributable to capital transactions of subsidiaries from each of our segments for the three and nine-months ended September 30, 2007 and 2006 was as follows (we evaluate performance based on stand-alone segment income as presented below):

	Three-Months Ended
	September 30,
	2007	2006
(Loss) income from continuing operations before taxes,
minority interest and gain (loss) attributable to capital	(in thousands)
transactions of subsidiaries by segment:	(unaudited)

Healthcare	$(1,999)	$(1,369)
Security and Industrial	(1,123)	(330)
Animal Applications	(4,019)	(944)
GPS and Radio Communications	1,163	(231)
Advanced Technology	1,103	937
“Corporate/Eliminations” (1)	(3,133)	(2,058)

Total	$(8,008)	$(3,995)

	Nine-Months Ended
	September 30,
	2007	2006
(Loss) income from continuing operations before taxes,
minority interest and gain (loss) attributable to capital	(in thousands)
transactions of subsidiaries by segment:	(unaudited)

Healthcare	$(6,331)	$(3,255)
Security and Industrial	(2,638)	(737)
Animal Applications	(8,449)	(2,419)
GPS and Radio Communications	240	(424)
Advanced Technology	3,947	2,299
“Corporate/Eliminations” (1)	(5,758)	(5,525)

Total	$(18,989)	$(10,061)

(1)	The “Corporate/Eliminations” category includes all amounts recognized upon consolidation of our subsidiaries, such as the elimination of inter-segment revenues, expenses, assets and liabilities. “Corporate/Eliminations” also includes certain interest income/expense, general administrative expense and other income/expenses associated with corporate activities and functions.

The Offering

Common stock offered by the selling security holders	23,155,762 shares(1)

Common stock outstanding after this offering	127,573,534(2) shares as of January 30, 2008

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling security holders listed in this prospectus under “Selling Security Holders.”

Dividend policy	We have never paid cash dividends on our common stock. Currently, the provisions of our loan agreement with our lender prohibit the payment of any form of dividends with respect to our common stock without our lender’s prior approval.

Market price of common stock	The market price of shares of our common stock has ranged from a high of $2.05 to a low of $0.41 during the 12 months preceding the date of this prospectus.

Risk factors	See “Risk Factors” beginning on page 11, for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Capital Market symbol	DIGA

(1)	An aggregate of 23,155,762 shares of our common stock, par value $.01 per share, of which (i) 740,741 were issued under the terms of a settlement agreement with a selling security holder, (ii) 561,343 may be issued due to price protection adjustments under the settlement agreement, (iii) 4,331,037 are issuable upon the exercise of warrants held by certain of the selling security holders issued in connection with various financing transactions, (iv) 10,640,124 shares were issued to selling security holders under the terms of an agreement and plan of merger, and (v) 6,909,091 shares may be issued due to an earn out provision under the agreement and plan of merger.

(2)	Based on the number of shares outstanding as of January 30, 2008. As of January 30, 2008, we had (i) outstanding warrants to purchase up to 9,301,857 shares of our common stock (including the shares underlying the 4,331,037 warrants that are being registered in this registration statement), which are currently exercisable at a weighted average exercise price of $2.09 per share, and (ii) options outstanding to purchase 20,041,729 shares of our common stock, of which 19,172,764 are currently exercisable at a weighted average exercise price of $2.79 per share.

RISK FACTORS
     You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.
     We have a history of operating losses and negative cash flows and we may not become profitable in the future, which could ultimately result in our inability to continue operations in the normal course of business.
     Historically, we have incurred losses and have not generated positive cash flows from operations. We incurred a consolidated loss from continuing operations of $15.8 million and $8.1 million in the nine-months ended September 30, 2007 and 2006, respectively, and our consolidated operating activities used cash of $11.4 million and $4.6 million during the nine-months ended September 30, 2007 and 2006, respectively. We have incurred losses from continuing operations in each of the three-years ended December 31, 2007 and our consolidated operating activities have used cash in each of the three-years ended December 31, 2007. As of September 30, 2007, we had an accumulated deficit of approximately $487.9 million. We have funded our operating cash requirements, as well as our capital needs, with the proceeds from investing and/or financing activities.
     Our ability in the future to achieve or sustain profitability is based on a number of factors, many of which are beyond our control, including the future demand for our RFID and GPS and satellite-based systems. If demand for such systems does not reach anticipated levels, or if we fail to manage our cost structure, we may not achieve or be able to sustain profitability. We believe that the funds we will be able to generate from operations, coupled with funds from our financing activities and the sale of assets and non-core businesses, will provide us with enough cash to operate our business over the twelve months ending September 30, 2008. Our goal is to achieve profitability and to generate positive cash flows from operations during this time period. Our capital requirements depend on a variety of factors, including but not limited to, the rate of increase or decrease in our existing business base, the success, timing, and amount of investment required to bring new products on-line, revenue growth or decline, and potential acquisitions. Failure to generate positive cash flow from operations and to obtain additional cash to fund our operations will have a material adverse effect on our business, financial condition and results of operations. Our profitability and liquidity depend on many factors, including the success of our marketing programs, the maintenance and reduction of expenses, the protection of our intellectual property rights, our ability to successfully develop and bring to market our new products and technologies and our ability to obtain additional financing through the sale of assets and businesses that we own, and/or the issuance of debt and/or equity. No assurance can be given that we will be successful in acheiving profitability and generating sufficient cash from financing activities or from the sale of assets and non-core businesses. If we are unable to generate sufficient cash flow from operations, financing efforts and the sale of assets and non-core businesses we may be unable to continue as a going concern. Please also see the risk factors regarding our Advanced Technology segment, “Our Advance Technology segment relies heavily on revenues from one customer and the loss of revenue from this customer could result in significant losses and deficits in cash flows from operations,” and PDSC, “We depend on a small team of senior management and key employees, and we may have difficulty attracting and retaining additional personnel,” for more information on risks that could affect our ability to continue as a going concern.

     Our stock price has reflected a great deal of volatility, including a significant decrease over the past few years. The volatility may mean that, at times, our stockholders may be unable to resell their shares at or above the price at which they acquired them.
     From January 1, 2004 to January 30, 2008, the price per share of our common stock has ranged from a high of $8.55 to a low of $0.41. The price of our common stock has been, and may continue to be, highly volatile and subject to wide fluctuations. The market value of our common stock has declined in the past, in part, due to our operating performance. In the future, broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. This is even more of an issue as we increase our focus on developing and marketing new, unproven products for which there is considerable resistance, as a matter of privacy and other concerns. Declines in the market price of our common stock could affect our access to capital, which may, in the future, impact our ability to continue as a going concern. In addition, declines in the price of our common stock may harm employee morale and retention, curtail investment opportunities presented to us, and negatively impact other aspects of our business. As a result of any such declines, stockholders may be unable to resell their shares at or above the price at which they acquired them.
     If we fail to continue to meet all applicable Nasdaq Capital Market requirements, our stock could be delisted by the Nasdaq Capital Market. If delisting occurs, it would adversely affect the market liquidity of our common stock and harm our businesses.
     Our common stock is currently traded on the Nasdaq Capital Market under the symbol “DIGA.” If we fail to meet any of the continued listing standards of the Nasdaq Capital Market, our common stock could be delisted from the Nasdaq Capital Market. These continued listing standards include specifically enumerated criteria, such as:
•	a $1.00 minimum closing bid price;

•	shareholders’ equity of $2.5 million, market value of publicly-held shares of $35 million, or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years;

•	500,000 shares of publicly-held common stock with a market value of at least $1 million;

•	300 round-lot stockholders; and

•	compliance with Nasdaq’s corporate governance requirements, as well as additional or more stringent criteria that may be applied in the exercise of Nasdaq’s discretionary authority.
     On December 6, 2007, we received a letter from the Nasdaq Stock Market, or the Nasdaq, indicating that the Company is not in compliance with the Nasdaq’s requirements for continued listing because, for the previous 30 consecutive business days, the bid price of the Company’s common stock closed below the minimum $1.00 per share price requirement for continued inclusion under Nasdaq Marketplace Rule 4310(c)(4), or the Rule. In accordance with the Nasdaq Marketplace Rules, the Company will be provided 180 calendar days, or until June 2, 2008, to regain compliance with the Rule.
     If, at any time before June 2, 2008, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Nasdaq staff will provide the Company written notification that it is in compliance with the Rule. However, if the Company does not regain compliance with the Rule by June 2, 2008, the Nasdaq staff will determine whether the Company meets the Nasdaq Capital Market initial listing criteria set forth in Marketplace Rule 4310(c), except for the bid price requirement, and if it does, the Company will be granted an additional 180 calendar day compliance period. Currently, except for the bid price requirement, the Company meets the Nasdaq Capital Market initial listing criteria set forth in Marketplace Rule 4310(c). Since December 6, 2007, our common stock has traded below $1.00.
     If we are not eligible for the additional cure period, Nasdaq will provide us with written notification that our common stock will be delisted. In such case, we will have the right to appeal Nasdaq’s delisting determination to a Listing Qualifications Panel. The 180-day cure period described above relates exclusively to our minimum bid price deficiency. We may be delisted during the 180-day period for failure to maintain compliance with any other continued listing requirements that occur during this period. Even if we are successful in curing a non-compliance, Nasdaq may seek to delist us for our failure to meet enumerated conditions for continued listing.
     If our common stock is delisted from the Nasdaq Capital Market, trading of our common stock most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities, such as the Pink Sheets or the OTC Bulletin Board. Such delisting could also adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.
     The combined company may be unable to successfully integrate GT Acquisition Sub, Inc.’s operations or to realize the anticipated benefits of the merger. As a result, the value of our common stock may be adversely affected.
     We entered into the Plan of Merger because we believe that the merger will be beneficial to us and our stockholders. Achieving the anticipated synergies and growth opportunities from the merger will depend in part upon whether we are able to integrate the business of GT Acquisition Sub, Inc. in an efficient and effective manner. We may not be able to accomplish this integration process smoothly or successfully. The necessity of coordinating separate organizations, facilities and systems and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. We operate numerous systems, including those involving accounting and finance, employee benefits, payroll, management information, purchasing and regulatory compliance. The integration of certain operations following the merger will require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. We may not be able to achieve the anticipated long-term strategic benefits of the merger. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on our business and results of operations, which may affect the value of our shares of common stock after the completion of the merger.
     We have effected or entered into (and will likely continue to effect or enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock (or securities convertible into or exchangeable for such shares) and, as a result, the value of our common stock may be further diluted.
     We have effected and entered into (and will likely continue to effect and enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock or securities convertible into or exchangeable for such shares. These share issuances may be dilutive to the value of our common stock and may result in a decrease in the market price of our common stock.

     We have issued and outstanding a significant number of derivative securities (e.g., options and warrants) and the conversion or exercise of such securities may adversely affect the market price of our common stock.
     As of January 30, 2008, there were outstanding warrants and options to acquire up 29.3 million additional shares of our common stock, including 11,035,214 Digital Angel options, warrants and restricted stock that were converted into 15,449,230 options, warrants and restricted stock to acquire shares of our common stock in connection with the Merger. We also had 0.6 million additional shares of our common stock available to be issued in the future under our Employee Stock Purchase Plan. The exercise of outstanding options and warrants and the sale in the public market of the shares purchased upon exercise may have a dilutive effect on our common stock and may result in a decrease in the market price of our common stock.
     We rely heavily on revenues derived from sales to various governmental agencies, and the loss of, or a significant reduction in, orders from government agencies could result in significant losses and deficits in cash flows from operations.
     Our principal customers for electronic identification devices for fish are Pacific States Marine, a government contractor that relies on funding from the U.S. government, and the U.S. Army Corps of Engineers. Our GPS and Radio Communications segment is heavily dependent on contracts with domestic government agencies and foreign governments, including the United Kingdom, primarily relating to military applications. In addition, Computer Equity depends significantly on revenue from various branches of the U.S. government. Under certain contracts, a government agency is permitted to terminate its contract for convenience, including in cases when funds are no longer appropriated. Because we rely on revenues and cash flows generated from contracts, directly or indirectly, with governmental agencies, the loss of any such contract would result in a decrease in revenues and cash flows, and such a decrease may be significant and thereby have a material adverse effect on our financial condition and results of operations.
     Our Animal Applications segment relies heavily on revenue from a principal distributor and two customers and the loss of the principal distributor and customers could negatively affect our revenue, cash flows and results of operations.
     Our pet identification and location system is marketed in the U.S. by Schering-Plough. For the year ended December 31, 2006, Schering-Plough accounted for approximately 15% of our Animal Applications segment’s revenues. It may be difficult and time-consuming for us to arrange for distribution of the implantable microchip by a third party. The loss of Schering-Plough as our exclusive distributor may negatively affect future sales.
     Our principal customers for electronic identification devices for fish are Pacific States Marine and the U.S. Army Corps of Engineers. The loss of, or a significant reduction in, orders from these customers could have a material adverse effect on our financial condition and results of operations.
     Our Advance Technology segment relied heavily on revenues from one customer and the loss of revenue from this customer could result in significant losses and deficits in cash flows from operations.
     During the nine-months ended September 30, 2007, approximately $6.2 million or 97% of our Advance Technology segment’s revenue was derived from sales to International Business Machines Corp., under the terms of two Statements of Work that PDSC entered into with International Business Machines Corp. in May 2006. The loss of this customer or the loss of significant business from this customer could have a material adverse effect on our results of operations and cash flows. Recently, all of the employees of our wholly-owned subsidiary PDSC, resigned as employees, including two key employees of PDSC. These key employees have strong relationships with PDSC’s significant customer, International Business Machines Corp. To date, PDSC has not been successful in negotiating a consulting agreement with the former key employees. We have been in negotiations to sell PDSC to a third-party, who is fully aware of this situation, as well as to the former key employees. If we are unsuccessful in negotiating a consulting agreement with the former key employees, or in executing a sale of PDSC, it will have a material adverse effect on our consolidated results of operations and cash flows.

     We depend on a small team of senior management and key employees, and we may have difficulty attracting and retaining additional personnel.
     Our future success will depend in large part upon the continued services and performance of senior management and other key personnel. If we lose the services of any member of our senior management team, our overall operations could be materially and adversely affected. In addition, our future success will depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing, purchasing and customer service personnel when they are needed. Competition for these individuals is intense. We cannot ensure that we will be able to successfully attract, integrate or retain sufficiently qualified personnel when the need arises. Any failure to attract and retain the necessary technical, managerial, marketing, purchasing and customer service personnel could have a material adverse effect on our financial condition and results of operations.
     Digital Angel has recently experienced numerous changes with respect to its senior management including changes of its chief executive officer and its chief financial officer. Since Digital Angel depends heavily on the skills of those persons holding senior management positions, the loss of any senior executive could materially adversely affect our financial results. These senior executives, in many cases, have strong relationships with Digital Angel’s customers and suppliers. Therefore, the loss of the services of such senior executives or any general instability in the composition of Digital Angel’s senior management could have a negative impact on its relationship with these customers and suppliers.
     Recently, all of the employees of our wholly-owned subsidiary PDSC resigned as employees, including PDSC’s two key employees. These key employees have strong relationships with PDSC’s significant customer, International Business Machines Corp. To date, PDSC has not been successful in negotiating a consulting agreement with the former key employees. We have been in negotiations to sell PDSC to a third-party, who is fully aware of this situation, as well as to the former key employees. If we are unsuccessful in negotiating a consulting agreement with the former key employees, or in executing a sale of PDSC, it will have a material adverse effect on our consolidated results of operations and cash flows.
     Over the past few years, we have made significant changes in the nature and scope of our businesses and we have expanded into different product lines, including new, unproven technologies.
     During the past few years, we have made significant changes in the nature and scope of our business operations and we have expanded into different product lines, including new, unproven products such as VeriMed and Bio-Thermo. If we are not successful in implementing our business model and developing and marketing these products or if these products do not gain sufficient market acceptance, we may not be able to achieve or sustain profitable operations. In that case, the market price of our stock would likely decrease.
     Technological change could cause our products and technology to become obsolete or require the redesign of our products, which could have a material adverse effect on our businesses.
     Technological changes within the industries in which we conduct business may require us to expend substantial resources in an effort to develop new products and technology. We may not be able to anticipate or respond to technological changes in a timely manner, and our response may not result in successful product development and timely product introductions. If we are unable to anticipate or respond to technological changes, our businesses could be adversely affected.

     We may be subject to costly product liability claims from the use of our systems, which could damage our reputation, impair the marketability of our systems and force us to pay costs and damages that may not be covered by adequate insurance.
     Manufacturing, marketing, selling, testing and operation of our systems entail a risk of product liability. We could be subject to product liability claims in the event our systems fail to perform as intended. Even unsuccessful claims against us could result in the expenditure of funds in litigation, the diversion of management time and resources, damage to our reputation and impairment in the marketability of our systems. While we maintain liability insurance, it is possible that a successful claim could be made against us, that the amount of our insurance coverage would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by us would harm our business.
     Our majority-owned subsidiary, VeriChip, is endeavoring to create a market for its VeriMed system. VeriChip may never achieve market acceptance or significant sales of this system.
     VeriChip has been in the process of endeavoring to create a market for its VeriMed system since the Food and Drug Administration, or FDA, cleared the VeriMed system for use for patient identification and health information purposes in October 2004. Through September 30, 2007, VeriChip has generated only de minimis revenue from sales of the microchip inserter kits, significantly less than it had projected at the beginning of 2006. VeriChip may never achieve market acceptance or more than nominal or modest sales of this system.
     VeriChip attributes the modest number of people who, through the date of this joint proxy statement/prospectus, have undergone the microchip implant procedure to the following factors:
•	Many people who fit the profile for which the VeriMed system was designed may not be willing to have a microchip implanted in their upper right arm.

•	Physicians may be reluctant to discuss the implant procedure with their patients until a greater number of hospital emergency rooms have adopted the VeriMed system as part of their standard protocol.

•	The media has from time to time reported, and may continue to report, on the VeriMed system in an unfavorable and, on occasion, an inaccurate manner. For example, there have been articles published asserting, despite at least one study to the contrary, that the implanted microchip is not magnetic resonance imaging, or MRI, compatible.

•	Privacy concerns may influence individuals to refrain from undergoing the implant procedure or dissuade physicians from recommending the VeriMed system to their patients. Misperceptions that a microchip-implanted person can be “tracked” and that the microchip itself contains a person’s basic information, such as name, contact information, and personal health records, may contribute to such concerns.

•	Misperceptions and/or negative publicity may prompt legislative or administrative efforts by politicians or groups opposed to the development and use of human-implantable RFID microchips. In 2006, a number of states introduced, and at least one state, Wisconsin, enacted, legislation that would prohibit any requirement that an individual undergo a microchip-implant procedure. While VeriChip supports all pending and enacted legislation that would preclude anything other than voluntary implantation, legislative bodies or government agencies may determine to go further, and their actions may have the effect, directly or indirectly, of delaying, limiting or preventing the use of human-implantable RFID microchips or the sale, manufacture or use of RFID systems utilizing such microchips.

•	At present, the cost of the microchip implant procedure is not covered by Medicare, Medicaid or private health insurance.

•	At present, no clinical studies to assess the impact of the VeriMed system on the quality of emergency department care have been completed.
     In light of these and perhaps other factors, it is difficult to predict whether the VeriMed system will achieve market acceptance, how widespread that market acceptance will be, and the timing of such acceptance. Accordingly, VeriChip is uncertain as to whether it will generate the level of future revenue and revenue growth it has forecast from sales of the VeriMed system.
     We believe that sales of our implantable microchip, and the extent to which our VeriMed system achieves market acceptance, will depend, in part, on the availability of insurance reimbursement from third-party payers, including federal and state governments under programs, such as Medicare and Medicaid, and private insurance plans. Insurers may not determine to cover the cost of the implant procedure, or it may take a considerable period of time for this to occur.
     We believe that sales of our implantable microchip, and the extent to which our VeriMed system achieves market acceptance, will depend, in part, on the availability of insurance reimbursement from third-party payers, including federal and state government programs, such as Medicare and Medicaid, private health insurers, managed care organizations and other healthcare providers. Both governmental and private third-party payers are increasingly challenging the coverage and prices of medical products and services, and require proven efficacy and cost effectiveness for reimbursement. If patients undergoing the microchip implant procedure, or health institutions and doctors using the VeriMed system, are not able to obtain adequate reimbursement for the cost of using these products and services, they may forego or reduce their use. While we are in the process of facilitating and, in one case, funding clinical studies that may demonstrate the efficacy of the VeriMed system, which we believe will make it more likely that government and private insurers will cover the cost of the microchip implant process, it may take a considerable period of time for this to occur, if, in fact, it does occur. If government and private insurers do not determine to reimburse the cost of the implant process, we would not expect to realize the anticipated level of future sales of our implantable microchip and the database subscription fees.
     Even if our VeriMed system achieves some level of market acceptance, the anticipated significant and growing recurrent revenue from microchip-implanted persons subscribing to its database may not be realized.
     VeriChip’s business model envisions that its VeriMed system will achieve some level of penetration within its target market for such system: the approximately 45 million at-risk people in the United States with cognitive impairment, chronic diseases and related conditions, or implanted medical devices. The model also anticipates VeriChip deriving significant and growing recurrent revenue from subscriptions to its database by persons implanted with its microchip. However, a person implanted with the microchip may decide not to subscribe to VeriChip’s database if, for example, the hospital emergency room where he or she would most likely be taken in an emergency maintains its own database. VeriChip does not currently anticipate that a significant percentage of VeriMed-adopting hospitals and other healthcare facilities will choose to provide databases for this purpose. However, future regulatory changes, such as in connection with the U.S. government’s efforts to address inefficiencies in the U.S. healthcare system related to information technology, could spur hospitals and other healthcare facilities to establish systems to maintain electronic health records. This might have the effect of reducing the number of people implanted with the microchip who might otherwise subscribe to VeriChip’s database which could, in turn, negatively affect the future revenue that VeriChip anticipates it will derive from the VeriMed system.

     VeriChip may offer varying types of subscription levels to its database. One type of subscription level may allow an individual to include personal identification and contact information, physician and emergency contact information, blood type and advance directives, and another type may allow an individual to include all of the previous information, as well as personal health records. Initially, VeriChip anticipates that individuals implanted with its microchip will take responsibility for inputting all of their information into VeriChip’s database, including personal health records, as physicians currently have little interest in being involved in this process — primarily because of liability concerns and because they are generally not paid for this service. Over time, VeriChip envisions that persons implanted with its microchip may prevail upon their physicians to assist them with the inputting of information for which, by virtue of their medical training, physicians are better equipped to handle. If this does not occur, emergency room personnel and emergency medical technicians may lack confidence in the accuracy and completeness of implanted persons’ personal health records in the database. This could negatively affect the revenue VeriChip anticipates it will derive in the future from the VeriMed system.
     If others assert that our products infringe their intellectual property rights, including rights to the patent covering our implantable microchip for human applications, we may be drawn into costly disputes and risk paying substantial damages or losing the right to sell our products.
     We face the risk of adverse claims and litigation alleging our infringement of the intellectual property rights of others. If infringement claims are brought against us or our suppliers these assertions could distract management and necessitate our expending potentially significant funds and resources to defend or settle such claims. We cannot be certain that we will have the financial resources to defend ourselves against any patent or other intellectual property litigation.
     If we or our suppliers are unsuccessful in any challenge to our rights to market and sell our products, we may, among other things, be required to:
•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

•	expend significant resources to modify or redesign our products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

•	obtain licenses to the disputed rights, which could require us to pay substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all, or to cease marketing the challenged products.
     Ultimately, we could be prevented from selling a product or otherwise forced to cease some aspect of our business operations as a result of any intellectual property litigation. Even if we or our suppliers are successful in defending an infringement claim, the expense, time delay, and burden on management of litigation and negative publicity could have a material adverse effect on our business.

     VeriChip obtains the implantable microchip used in its VeriMed and Evitrace systems and Digital Angel obtains the implantable microchip used in its Animal Applications segment’s products from a single supplier, making us vulnerable to supply disruptions that could constrain our sales of such systems and/or increase the per-unit cost of production of the microchip.
     At present, Digital Angel is VeriChip’s sole supplier of VeriChip’s implantable microchip under the terms of an agreement VeriChip entered into with Digital Angel in December 2005. Digital Angel, in turn, sources the microchip from Raytheon Microelectronics España S.A., or RME, the actual manufacturer, under a supply agreement between Digital Angel and RME for use by VeriChip in its VeriMed and Evitrace Systems and Digital Angel in its Animal Application Segment’s products. The term of that agreement expires on June 30, 2010, subject to earlier termination by either party if, among other things, the other party breaches the agreement and does not remedy the breach within 30 days of receiving notice. Digital Angel and RME each own certain of the automated equipment and tooling used in the manufacture of the microchip. Accordingly, it would be difficult for Digital Angel to arrange for a third party other than RME to manufacture the implantable microchip if, for any reason, RME was unable to manufacture the implantable microchip or RME did not manufacture sufficient implantable microchips for Digital Angel to satisfy its requirements. Even if Digital Angel were able to arrange to have the implantable microchip manufactured in another facility, we believe that making such arrangements and commencement of production could take at least three to six months. A supply disruption of this length could cause customers to cancel orders, negatively affect future sales and damage the business reputation of each of Digital Angel and VeriChip. In addition, the per-unit cost of production at another facility could be more than the price per unit that Digital Angel currently pays and that VeriChip currently pays to Digital Angel.
     VeriChip’s sales of systems that incorporate its implantable microchip for human use may be enjoined by third parties who have rights to the intellectual property used in these systems, and VeriChip may be required to pay damages that would have an adverse effect on its business.
     VeriChip may face a claim that it is violating the intellectual property rights of one or more third parties with respect to U.S. Patent No. 5,211,129, “Syringe-Implantable Identification Transponders.” If such a claim is successful, VeriChip could be required to cease engaging in activities to market its systems that utilize the implantable microchip and to pay damages, which may be substantial.
     VeriChip obtains the implantable microchip used in VeriChip’s VeriMed and Evitrace systems from Digital Angel, under the terms of a supply agreement. Digital Angel, in turn, obtains the implantable microchip from RME, under a separate supply agreement. The technology underlying VeriChip’s VeriMed and Evitrace systems is covered, in part, by U.S. Patent No. 5,211,129. In 1994, Destron/IDI, Inc., a predecessor company to Digital Angel, granted a co-exclusive license under this patent, other than for certain specified fields of use retained by the predecessor company, to Hughes Aircraft Company, or Hughes, and its then wholly-owned subsidiary, Hughes Identification Devices, or HID. The specified fields of use retained by the predecessor company do not include human identification and security applications. The rights licensed in 1994 to Hughes and HID were freely assignable, and VeriChip does not know which party or parties currently have these rights or whether these rights have been assigned, transferred or conveyed to any third party. VeriChip sources the implantable microchip indirectly from a subsidiary of Raytheon Company, with which Hughes, then known as HE Holdings, Inc., was merged in 1997. However, VeriChip has no documentation that establishes its right to use the patented technology for human identification and security applications. Hughes, HID, any of their respective successors in interest, or any party to whom any of the foregoing parties may have assigned its rights under the 1994 license agreement may commence a claim against VeriChip asserting that VeriChip is violating its rights. If such a claim is successful, sales of the VeriMed or Evitrace systems could be enjoined, and VeriChip could be required to cease its efforts to create a market for these systems until the patent expires in April

2008. In addition, VeriChip could be required to pay damages, which may be substantial. Regardless of whether any claimant is successful, VeriChip would face the prospect of the expenditure of funds in litigation, the diversion of management time and resources, damage to its reputation, and the potential impairment in the marketability of its systems even after the expiration of the patent, which could harm its business and negatively affect its prospects.
     Digital Angel and the successor to HID have executed a cross-license which includes Digital Angel obtaining a royalty free non-exclusive license to HID’s rights to the implantable human applications of the U.S. Patent No. 5,211,129, for which it purports certain ownership rights to. Digital Angel has, in turn, sublicensed those rights to VeriChip.
     The expiration of patents in 2008 and 2009 covering the implantable microchip technology used in our Animal Applications segment will expose Digital Angel to potential competition that may have a material adverse effect on its sales and results of operations.
     Digital Angel relies on patents covering the implantable microchip technology used by Digital Angel in our Animal Applications segment. For the nine-months ended September 30, 2007, and the year ended December 31, 2006, sales of Digital Angel’s products relying on this technology were $16.0 million and $13.8 million, respectively. These patents expire in 2008 and 2009. Without patent protection, Digital Angel’s competitors may independently develop similar technology or duplicate its systems, which may have a material adverse effect on its sales and results of operations.
     Our inability to safeguard our intellectual property may adversely affect our business by causing us to lose a competitive advantage or by forcing us to engage in costly and time-consuming litigation to defend or enforce our rights.
     We rely on copyrights, trademarks, trade secret protections, know-how and contractual safeguards to protect our non-patented intellectual property, including our software technologies. Our employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of our confidential information. We also have entered into confidentiality agreements to protect our confidential information delivered to third parties for research and other purposes. There can be no assurance that we will be able to effectively enforce these agreements, the confidential information will not be disclosed, others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to our confidential information, or that we can meaningfully protect our confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information, and failure to maintain the confidentiality of our confidential information could adversely affect our business by causing us to lose a competitive advantage maintained through such confidential information.
     Disputes may arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our systems, or could require or result in costly and time-consuming litigation that may not be decided in our favor. Any such event could have a material adverse effect on our business, financial condition and results of operations by delaying our ability to commercialize innovations or by diverting our resources away from revenue-generating projects.

     Digital Angel competes with other companies in the visual and electronic identification and pilot locator beacon markets, and the products sold by Digital Angel’s competitors could become more popular than its products or render its products obsolete.
     The markets for visual and electronic identification and pilot locator beacon products are highly competitive. Digital Angel believes that its principal competitors in the visual identification market for livestock are AllFlex USA and Y-Tex Corporation, that its principal competitors in the electronic identification market are AllFlex USA, Datamars SA and Avid Identification Systems, Inc., and that its principal competitors in the pilot locator beacon market are Boeing North American Inc., General Dynamics Decision Systems, Tadiran Spectralink Ltd., Becker Avionic Systems, and ACR Electronics, Inc.
     In addition, other companies could enter this line of business in the future. Many of Digital Angel’s competitors have substantially greater financial and other resources than Digital Angel. Digital Angel may not be able to compete successfully with these competitors, and those competitors may develop or market technologies and products that are more widely accepted than Digital Angel’s or that would render Digital Angel’s products obsolete or noncompetitive.
     Infringement by third parties on our intellectual property or development of substantially equivalent proprietary technology by our competitors could negatively affect our businesses.
     Our success depends significantly on our ability to:
•	maintain patent and trade secret protection;

•	obtain future patents and licenses; and

•	operate without infringing on the proprietary rights of third parties.
     There can be no assurance that the measures we have taken to protect our intellectual property will prevent the misappropriation or circumvention of our intellectual property. In addition, there can be no assurance that any patent application, when filed, will result in an issued patent, or that our existing patents, or any patents that may be issued in the future, will provide us with significant protection against competitors. Moreover, there can be no assurance that any patents issued to or licensed by us will not be infringed upon or circumvented by others. Litigation to establish the validity of patents and to assert infringement claims against others can be expensive and time-consuming, even if the outcome, which is often uncertain, is in our favor. Infringement on our intellectual property or the development of substantially equivalent technology by our competitors could have a material adverse effect on our business.
     Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States.
     The laws of some foreign countries do not protect intellectual property to as great an extent as do the laws of the United States. Policing unauthorized use of the intellectual property utilized in our systems and system components is difficult, and there is a risk that our means of protecting our intellectual property may prove inadequate in these countries. Our competitors in these countries may independently develop similar technology or duplicate our systems, which would likely reduce our sales in these countries. Furthermore, some of our patent rights may be limited in enforceability to the United States or certain other select countries, which may limit our intellectual property rights abroad.

     VeriChip may not be successful in its efforts to obtain federal registration of its trademarks containing the “Veri” prefix with the U.S. Patent and Trademark Office.
     In June 2004, VeriSign, Inc., or VeriSign, filed oppositions with the U.S. Patent and Trademark Office, objecting to the registration of the VeriChip trade name and trademarks that begin with the “Veri” prefix. If VeriSign is successful in the opposition proceedings, the applications to register VeriChip’s other “Veri-” marks will be refused. It is also possible that VeriSign could bring a court action seeking to enjoin VeriChip’s use of VeriChip and the other “Veri-” marks and/or seek monetary damages from its use of these marks. If VeriSign were to bring a court action and prevail in that action, VeriChip may be required to re-name and re-brand some of its products, such as VeriMed and VeriChip. In addition, Applied Digital and VeriChip could be required to pay damages to VeriSign for Applied Digital’s prior use and VeriChip’s current use of any trademarks found to have been confusingly similar to those of VeriSign.
     Implantation of VeriChip’s human implantable microchip may be found to cause risks to a person’s health, which could adversely affect sales of its systems that incorporate the implantable microchip.
     The implantation of VeriChip’s implantable microchip may be found, or be perceived, to cause risks to a person’s health. Potential or perceived risks include adverse tissue reactions, migration of the microchip and infection from implantation. As more people are implanted with the implantable microchip, it is possible that these and other risks to health will manifest themselves. Actual or perceived risks to a person’s health associated with the microchip implantation process could constrain VeriChip’s sales of the VeriMed system or result in costly and expensive litigation. Further, the potential resultant negative publicity could damage VeriChip’s business reputation, leading to loss in sales of its other systems targeted at the healthcare market, which would harm its business and negatively affect its prospects.
     If VeriChip is required to effect a recall of its implantable microchip, its reputation could be materially and adversely affected and the cost of any such recall could be substantial, which could adversely affect its results of operations and financial condition.
     From time to time, implanted devices have become subject to recall due to safety, efficacy, product failures or other concerns. To date, VeriChip has not had to recall any of its implantable microchips. However, if, in the future, VeriChip is required to effect such a recall, the cost of the recall, and the likely related loss of system sales, could be substantial and could materially and adversely affect its results of operations and financial condition. In addition, any such recall could materially adversely affect its reputation and its ability to sell its systems that make use of the implantable microchip, which would harm its business.
     Interruptions in access to, or the hacking into, VeriChip’s VeriMed patient information database may have a negative impact on its revenue, damage its reputation and expose it to litigation.
     Reliable access to the VeriMed patient information database is a key component of the functionality of the VeriMed system. VeriChip’s ability to provide uninterrupted access to the database, whether operated by VeriChip or one or more third parties with whom it contracts, will depend on the efficient and uninterrupted operation of the computer and communications systems involved. Although certain elements of technological, power, communications, personnel and site redundancy are maintained, the database may not be fully redundant. Further, the database may not function properly if certain necessary third-party systems fail, or if some other unforeseen act or natural disaster should occur. In the past, VeriChip has experienced short periods during which the database was inaccessible as a result of development work, system maintenance and power outages. Any disruption of the database services, computer systems or communications networks, or those of third parties that VeriChip relies on, could result in the inability of users to access the database for an indeterminate period of time. This, in turn, could cause VeriChip to lose the confidence of the healthcare community and persons who have undergone the microchip implant procedure, resulting in a loss of revenue and possible litigation.

     In addition, if the firewall software protecting the information contained in VeriChip’s database fails or someone is successful in hacking into the database, VeriChip could face damage to its business reputation and litigation.
     Regulation of products and services that collect personally-identifiable information or otherwise monitor an individual’s activities may make the provision of VeriChip’s services more difficult or expensive and could jeopardize its growth prospects.
     Certain technologies that VeriChip currently supports, or may in the future support, are capable of collecting personally-identifiable information. A growing body of laws designed to protect the privacy of personally- identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of its business. In the United States, these laws include the Health Insurance Portability and Accountability Act, or HIPAA, the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, and the Gramm-Leach-Bliley Act, as well as various state laws and related regulations. Although VeriChip is not a covered entity under HIPAA, it has entered into agreements with certain covered entities in which it is considered to be a “business associate” under HIPAA. As a business associate, VeriChip is required to implement policies, procedures and reasonable and appropriate security measures to protect individually-identifiable health information it receives from covered entities. VeriChip’s failure to protect health information received from customers could subject it to liability and adverse publicity, and could harm its business and impair its ability to attract new customers.
     In addition, certain governmental agencies, like the U.S. Department of Health and Human Services and the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. VeriChip is also subject to the laws of those foreign jurisdictions in which it operates, some of which currently have more protective privacy laws. If VeriChip fails to comply with applicable regulations in this area, its business and prospects could be harmed.
     Certain regulatory approvals generally must be obtained from the governments of the countries in which VeriChip’s foreign distributors sell its systems. However, any such approval may be subject to significant delays or may not be obtained. Any actions by regulatory agencies could materially and adversely affect VeriChip’s growth plans and the success of its business.
     If VeriChip fails to comply with anti-kickback and false claims laws, VeriChip could be subject to costly and time-consuming litigation and possible fines or other penalties.
     VeriChip is, or may become subject to, various federal and state laws designed to address healthcare fraud and abuse, including anti-kickback laws and false claims laws. The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring items or services payable by Medicare, Medicaid, or any other federally-funded healthcare program. This statute also prohibits remuneration in return for purchasing, leasing, or ordering or arranging, or recommending the purchasing, leasing, or ordering, of items or services payable by Medicare, Medicaid, or any other federally-funded healthcare program. The anti-kickback laws of various states apply more broadly to prohibit remuneration in return for referrals of business payable by payers other than federal healthcare programs.

     False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payers, including Medicare and Medicaid, which currently do not provide reimbursement for VeriChip’s human microchip implant procedure, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. VeriChip’s activities relating to the reporting of wholesale or estimated retail prices of its VeriMed system, the reporting of Medicaid rebate information, and other information affecting federal, state, and third-party payment for the VeriMed system will be subject to scrutiny under these laws.
     The anti-kickback statute and other fraud and abuse laws are very broad in scope, and many of their provisions have not been uniformly or definitively interpreted by existing case law or regulations. Violations of the anti-kickback statute and other fraud and abuse laws may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal healthcare programs, including Medicare and Medicaid, which currently do not provide reimbursement for VeriChip’s microchip implant procedure. VeriChip has not been challenged by a governmental authority under any of these laws and believes that its operations are in compliance with such laws. However, because of the far-reaching nature of these laws, VeriChip may be required to alter one or more of its practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex, and even minor, inadvertent irregularities in submissions can potentially give rise to claims that the statute has been violated. If VeriChip is found to have violated these laws, or is charged with violating them, its business, financial condition, and results of operations could suffer, and its management team could be required to dedicate significant time addressing the actual or alleged violations.
     Domestic and foreign government regulation and other factors could impair our ability to develop and sell our products in certain markets.
     The electronic animal identification market can be negatively affected by such factors as food safety concerns, price, consumer perceptions regarding cost and efficacy, international technology standards, government regulation and slaughterhouse removal of microchips.
     We are also subject to federal, state and local regulation in the United States, including regulation by the FDA, the Federal Communications Commission, or FCC, and the U.S. Department of Agriculture, or USDA, and similar regulatory bodies in other countries. We cannot predict the extent to which we may be affected by further legislative and regulatory developments concerning our products and markets. We are required to obtain regulatory approval before marketing most of our products. The regulatory process can be very time-consuming and costly, and there is no assurance that we will receive the regulatory approvals necessary to sell our products under development. Regulatory authorities also have the authority to revoke approval of previously approved products for cause, to request recalls of products and to close manufacturing plants in response to violations. Any such regulatory action, including the failure to obtain such approval, could prevent us from selling, or materially impair our ability to sell, our products in certain markets and could negatively affect our businesses.

     Digital Angel’s foreign operations pose additional risks to its businesses.
     Digital Angel operates its businesses and markets its products internationally. During the nine-months ended September 30, 2007 and during the year ended December 31, 2006, approximately 55% and 51% of its sales were to foreign countries. Digital Angel’s foreign operations are subject to the risks described herein, as well as risks related to compliance with foreign laws and other economic or political uncertainties. International sales are subject to risks related to general economic conditions, currency exchange rate fluctuations, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. All of these risks could result in increased costs or decreased revenues, which could have an adverse effect on Digital Angel’s financial results.
     We have substantial debt and debt service.
     As of September 30, 2007, we had indebtedness under the 2006 Note with Laurus, and, as a result, we incur significant interest expense. The 2006 Note accrues interest at a rate of 12% per annum, payable monthly, and has a maturity date of February 1, 2010. We are obligated to make monthly principal payments of $200,000 from November 1, 2007 to August 1, 2008, $250,000 beginning on September 1, 2008 to August 31, 2008 and $300,000 from September 1, 2008 until the maturity date, but under the terms of an amendment dated October 31, 2007, the monthly payment due was reduced by a total of $50,000 effective November 1, 2007.
     Effective as of August 31, 2007, we were indebted under a note, or the 2007 Note, with Kallina Corporation, or Kallina, a wholly-owned subsidiary of Laurus. The 2007 Note accrues interest at a rate per annum equal to the “prime rate” published in The Wall Street Journal from time to time, plus 3.0% (but the rate will not be less than 11.0% at any time), and matures on February 1, 2010. Under each of the 2006 Note and 2007 Note, in the event of default, Laurus or Kallina, as applicable, is entitled to additional interest on the outstanding principal balance of the applicable note and on all outstanding obligations under the applicable note and the related agreements entered into in conjunction with the applicable note in an amount equal to 1% per month.
     The Notes contain certain events of default, including, among other things, failure to pay, violation of covenants, and certain other expressly enumerated events. Additionally, we granted Laurus a first priority security interest and granted Kallina a security interest in substantially all of our assets, and we pledged all of the issued and outstanding capital stock we own in InfoTech and certain of our other wholly-owned subsidiaries and a portion of the issued and outstanding stock we own in VeriChip and Digital Angel. On January 14, 2008, GT Acquisition Sub, Inc. entered into joinder agreements with Kallina, which provide that Digital Angel pledges the stock of GT Acquisition Sub, Inc. to Kallina and joins GT Acquisition Sub, Inc. as a party to the Security Agreement and IP Security Agreement, each dated August 31, 2007, entered into between Digital Angel, certain of its subsidiaries and Kallina, and that GT Acquisition Sub, Inc. will become a guarantor under the Subsidiary Guaranty, dated August 31, 2007, entered into between us, certain of our subsidiaries and Kallina. We also agreed to guarantee the obligations of Digital Angel under a $6.0 million, revolving asset-based debt financing transaction with Kallina pursuant to the terms of a security agreement, dated August 31, 2007, among Digital Angel, certain of Digital Angel’s subsidiaries and Kallina.
     In addition to the debt discussed above with Kallina and Laurus, we and our subsidiaries are indebted under a mortgage note, bank credit lines, equipment loans and capital lease obligations. VeriChip is indebted to us under the terms of that certain (i) Commercial Loan Agreement dated December 27, 2005, as amended, between us and VeriChip, (ii) Security Agreement dated December 27, 2005, as amended, between us and VeriChip, and (iii) Third Amended and Restated Revolving Line of Credit Note dated as of February 8, 2007, from VeriChip in favor of us. As of September 30, 2007, the amount due on the loan was $12.5 million. VeriChip’s default or inability to pay could adversely impact our ability to meet our obligations to Laurus, Kallina and others.

     The degree to which we are leveraged could have important consequences, including the following:
•	our ability to obtain additional financing in the future for capital expenditures, potential acquisitions, and other purposes may be limited, or financing may not be available on terms favorable to us or at all; and

•	a substantial portion of our cash flows from operations must be used to pay our interest expense and repay our debt, which reduces the funds that would otherwise be available to us for our operations and future business opportunities.
     A default under either note by us or a default under the financing transaction by Digital Angel could result in acceleration of indebtedness and permit Laurus or Kallina to foreclose on our assets and the stock we have pledged in our subsidiaries.
     Our results of operations may be adversely affected if we write-off goodwill and other intangible assets.
     As of September 30, 2007, we had goodwill and other intangible assets of approximately $74.4 million. On January 1, 2002, we adopted Financial Accounting Standards No. 142, or FAS 142, which requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually by applying a fair value based test. In the fourth quarters of 2006, 2005 and 2004, we performed our annual impairment test for goodwill and certain other intangible assets using a fair value based approach, primarily discounted cash flows. Based on our evaluations, goodwill and other intangible assets were not impaired as of December 31, 2004. However, during the fourth quarters of 2006 and 2005, we recorded an impairment charge of approximately $6.6 million and $7.1 million, respectively, for goodwill and other intangible assets associated with Computer Equity and OuterLink, respectively. In addition, as a result of our decision to sell Computer Equity and our current estimate of its fair market value, we recorded a goodwill impairment charge of approximately $5.0 million during the nine-months ended September 30, 2007. These impairments are included in our results from discontinued operations.
     We assess the fair value of our goodwill and other intangible assets annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. These events or circumstances would include a significant change in business climate, including a significant, sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. If we determine that significant impairment has occurred, we would be required to write off the impaired portion of goodwill and our other intangible assets. Impairment charges could have a material adverse effect on our operating results and financial condition.
     The sale of shares of common stock to third parties by our subsidiaries at prices below the per share carrying amount of our investments has given (and may, in the future, give) rise to losses in our consolidated statement of operations and our inability to consolidate their operations.
     In the past, VeriChip, Digital Angel and InfoTech have issued shares of their common stock to third parties at prices per share lower than the per share carrying amount of our investment in these subsidiaries, triggering losses in our consolidated statement of operations. In addition, the issuances of stock by VeriChip, Digital Angel and InfoTech have given rise to losses as a result of the dilution of our ownership interest in these subsidiaries. Future stock issuances to third parties by VeriChip and InfoTech, including upon the exercise of stock options and warrants, may give rise to additional losses. Such losses would reduce our net income, perhaps significantly. In addition, such issuances give rise to a decrease in our ownership position. If our equity interest in VeriChip were, as a result of future issuances of VeriChip shares, to drop below 50% (as of January 31, 2008, we owned approximately 50.1% of VeriChip), we may not be able to consolidate its operations in our financial statements. This would also result in a significant reduction in our consolidated revenues and assets.

     We face the risk that the value of our inventory may decline before it is sold or that our inventory may not be able to be sold at the anticipated prices.
     On September 30, 2007, the book value of our inventory was $16.5 million. Our inventory may decline in value as a result of technological obsolescence or a change in the product. Our success depends in part on our ability to minimize the cost to purchase/produce inventory and turn that inventory rapidly through sales. The failure to turn such inventory may require us to sell such inventory at a discount or at a loss or write down its value, which could result in significant losses and decreases in our cash flows.
     Currency exchange rate fluctuations could have an adverse effect on our sales and financial results.
     During the year ended December 31, 2006, Digital Angel generated approximately 38% of its sales and incurred a portion of its expenses in currencies other than U.S. dollars. Also, VeriChip incurs a significant portion of its payroll in Canadian dollars. To date we have not incurred material amounts of foreign currency gains or losses. However, to the extent that going forward we are unable to match revenues received in foreign currencies with costs paid in the same currency exchange rate fluctuations in any such currency could have an adverse effect on our financial results.
     If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.
     During the course of our testing of our internal controls, we may identify, and have to disclose, material weaknesses or significant deficiencies in our internal controls that will have to be remediated. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may negatively affect our stock price.
     If we are found liable in lawsuits that have been brought against us or if we are found liable in other litigation to which we may become subject in the future, we may be forced to pay substantial damages and change our business practices, which could have a material adverse effect on our revenue and profitability.
     We are currently involved in several legal proceedings. We have accrued our estimate of the probable costs for the resolution of these claims. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in these estimates. If we are unsuccessful in the defense against any of the legal proceedings, we may be forced to pay substantial damages or change our business practices or pricing structure, or both, any of which could have a material adverse effect on our revenue, cash flows and profitability.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
     This prospectus and some of the documents incorporated in this prospectus by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. All statements other than statements of historical facts, including statements regarding the prospects of our industry and our prospects, plans, financial position, anticipated product offerings, and business strategy constitute forward-looking statements. These statements are subject to many important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Among these factors are those included in this prospectus under the heading “Risk Factors” and those which are discussed in our most recently filed Annual Report on Form 10-K, as amended, under the heading “Risk Factors” and elsewhere, which is incorporated by reference in this prospectus. All forward-looking statements included in this prospectus and the documents we incorporate by reference are made only as of the date of this prospectus, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware. Subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified by the cautionary statements set forth above and elsewhere in this prospectus and in other reports filed by us with the Securities and Exchange Commission, or the SEC.
USE OF PROCEEDS
     This prospectus relates to our common stock to be offered for sale for the account of certain selling security holders named under the caption “Selling Security Holders” in this prospectus and any amendment to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the selling security holders.
SELLING SECURITY HOLDERS
     Engstrom, Lipscomb & Lack, or ELL, is a selling security holder with respect to up to 1,275,510 shares of our common stock that were issued or may be issued to it under the terms of a legal settlement between Applied Digital, Hark M. Vasa and certain affiliates of Mr. Vasa. On or about January 21, 2004, Mr. Vasa and his family partnerships, the majority shareholder of PDSC’s predecessor at the time we acquired that company, filed a complaint against us and PDSC in the Circuit Court of the 15th Judicial District in Palm Beach County, Florida for breach of contract and the implied covenant of good faith and fair dealing. Plaintiffs sought damages arising from the purported delay in the registration of the shares they received in connection with our acquisition of PDSC’s predecessor. Trial in this case was set to commence on October 15, 2007. On September 28, 2007, the parties entered into a memorandum of settlement, and on November 8, 2007, the parties entered into a Settlement Agreement and General Release, or the Settlement Agreement.
     Under the terms of the Settlement Agreement, we are required to issue restricted shares of our common stock to ELL valued at an aggregate of $2.1 million, with issuances spread over five installments in the following values on the following dates: $500,000 as soon as practicable, but no later than 30 days after the dismissal of the lawsuit with prejudice, $500,000 on October 15, 2008, $400,000 on October 15, 2009, $400,000 on October 15, 2010 and $300,000 on October 15, 2011. The number of restricted shares issued in each installment will be based on the based on the average closing price per share of our common stock for the 10 consecutive trading day period preceding the date of issuance. The restricted shares granted in each of the five installments will vest, respectively, on the following dates: no later than 180 days from the date of the dismissal with prejudice of the lawsuit, April 15, 2009, April 15, 2010, April 15, 2001 and April 15, 2012. After each delivery of restricted shares in each installment, we will file a registration statement covering such restricted shares so to insure that those shares are registered for resale before the applicable vesting date described above. If immediately prior to any vesting date the value of the aggregate number of unvested restricted shares is less than the value of such unvested restricted shares on the date of their initial issuance, which we refer to as the Initial Value, then on such applicable vesting date we will be required to, at our option, (i) issue ELL shares representing such number of additional shares that have a value, based on the average closing price per share of our common stock for the 10 consecutive trading day period preceding the vesting date, equal to the difference between the value of the unvested restricted shares on the applicable vesting date and the Initial Value, or (ii) pay such difference in cash. If immediately prior to any vesting date the value of the unvested restricted shares exceeds the Initial Value, those shares representing the excess value shall be automatically returned to us for cancellation immediately following such vesting date. We have included in this registration statement an additional 534,769 shares of our common stock to cover this potential price protection adjustment for the initial installment. Under the terms of the Settlement Agreement, we are required to fund a business venture with Mr. Vasa for potential business development. We will own 45% of this venture. We will provide $250,000 per year for three years beginning in 2007 towards the venture. We will also provide an amount not to exceed $50,000 per year for three years to cover certain expenses associated with the venture.
     Valens Offshore SPV I, Ltd., Valens U.S. SPV I, LLC, and PSource Structured Debt Limited, affiliates of our lenders, which we refer to collectively as the Laurus Affiliates, Laurus Master Fund, Ltd., or Laurus, and Kallina Corporation, or Kallina, are selling security holders with respect to an aggregate of up to 2,976,198 shares of our common stock that may be issued to them upon the exercise of warrants to purchase shares of our common stock. On October 31, 2007, we entered into an Omnibus Amendment and Waiver with Laurus and Kallina, certain affiliates of Laurus and Kallina including the Laurus Affiliates, which we refer to collectively as the Lenders, and VeriChip Corporation, our majority-owned subsidiary. The Omnibus Amendment and Waiver amends several of our outstanding financing arrangements with the Lenders. In connection with the Omnibus Amendment and Waiver, we issued warrants to the Laurus Affiliates to purchase a total of 2,976,198 shares of our common stock at an exercise price of $1.00 per share, which warrants were immediately exercisable and expire on October 31, 2014. We are obligated to register the resale of the shares of our common stock issuable upon the exercise of these warrants.
     Kallina is a selling security holder with respect to up to 1,354,839 shares of our common stock that may be issued to it upon exercise of warrants Digital Angel originally issued to Kallina, as is more fully discussed below. On August 31, 2007, Digital Angel and Applied Digital entered into a financing transaction with Kallina, a wholly-owned subsidiary of Laurus. In connection with this financing transaction, Digital Angel issued Kallina warrants to purchase 967,742 shares of Digital Angel common stock at an exercise price of $1.69 per share, expiring on August 31, 2014. By virtue of the Merger, the Digital Angel warrants were converted into warrants to purchase that number of shares of Applied Digital common stock determined by multiplying the number of shares of Digital Angel common stock subject to such Digital Angel warrants at the effective time of the Merger by the common stock exchange ratio of 1.4, at an exercise price per share of Applied Digital common stock equal to the exercise price per share of such Digital Angel warrants immediately prior to the effective time of the Merger divided by the common stock exchange ratio of 1.4, rounded up to the nearest whole cent. If the foregoing calculation resulted in Applied Digital warrants being exercisable for a fraction of a share of Applied Digital common stock, then the number of shares of Applied Digital common stock subject to such warrants was rounded up to the nearest whole number of shares. Thus, at the effective time of the Merger, these warrants converted into warrants to purchase 1,354,839 shares of our common stock at an exercise price of $1.21 per share. The terms and conditions of the Applied Digital warrants otherwise remain as set forth in the Digital Angel warrants converted into such Applied Digital warrants, including those provisions relating to registration rights. We are obligated to register the resale of the shares of our common stock issuable upon the exercise of these warrants.

     The Holders are selling security holders with respect to an aggregate of up to 17,549,215 shares of our common stock that were issued or may be issued to the Holders under the terms of the Plan of Merger, dated January 14, 2008, that we entered into with the Holders, GT Acquisition Sub, Inc., a Minnesota corporation and our wholly-owned subsidiary, and GTC, pursuant to which GTC merged with and into GT Acquisition Sub, Inc. with GT Acquisition Sub, Inc. continuing as our wholly-owned subsidiary. Upon the closing of the merger, we assigned our ownership of GT Acquisition Sub, Inc. to Digital Angel such that GT Acquisition Sub, Inc. become a wholly-owned subsidiary of Digital Angel. Under the terms of the Plan of Merger, we issued 10,640,124 shares of our common stock valued at an aggregate of $6.2 million to the Holders. In addition, upon the satisfaction of criteria described in the Plan of Merger, we are required to pay to the Holders $3.8 million, which may be paid in shares of our common stock, under an earn out provision found in the Plan of Merger, and as a result, we have included in this registration statement 6,909,091 shares of our common stock to cover the shares which may be issued under such earn out provision. All shares are issued to the Holders pro rata based on the number of shares of GTC that the Holders owned when the merger was completed. Thus, we issued to Brattain & Associates, LLC, Randall F. Holscher, Charles J. Holscher and Randolph K. Geissler, 4,997,666, 257,491, 477,742 and 4,907,225 shares, respectively, of our common stock.
     The table below lists the following information with respect to each of the selling security holders: (i) the selling security holder’s name; (ii) the number of outstanding shares of common stock beneficially owned by the selling security holder prior to this offering; (iii) the number of shares of common stock offered by the selling security holder in this offering; (iv) the number of shares of common stock to be beneficially owned by the selling security holder after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling security holder; and (v) the percentage of outstanding shares of common stock to be beneficially owned by the selling security holder after the completion of this offering assuming the sale of all of the shares of common stock offered by the selling security holder.
     Information presented in the table below is from the selling security holders, the reports furnished to us under rules of the SEC, and our stock ownership records. The selling security holders have not had, within the past three years, any position, office or other material relationships with us other than as disclosed above and elsewhere herein.
     The aggregate number of shares of our common stock in this offering constitutes 20% of the outstanding shares of our common stock, based on 115,798,637 shares of common stock outstanding as of January 30, 2008. Beneficial ownership is determined under the SEC’s rules, and generally includes voting or investment power with respect to securities.
     The selling security holders may sell all, some or none of their shares in this offering. See “Plan of Distribution” below. No estimate can be given as to the number of shares that will be held by the selling security holders after completion of this offering because the selling security holders may offer some or all of the shares and, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The selling security holders are not a broker-dealers or affiliates of a broker-dealer.

	Shares Owned
	Prior to the		Number of Shares		Shares Owned
Selling Security Holder	Offering		Offered Hereby		After the Offering
					Number	%
Engstrom, Lipscomb & Lack	1,275,510	(1)	1,275,510	(1)	—	—

Valens Offshore SPV I, Ltd.	1,269,431	(2)	1,269,431		—	—

Valens U.S. SPV I, LLC	643,600	(3)	643,600		—	—

PSource Structured Debt Limited	1,063,167	(4)	1,063,167		—	—

Kallina Corporation	1,354,839	(5)	1,354,839		—	—

Brattain & Associates, LLC	8,242,866	(6)	8,242,866	(6)	—	—

Randall F. Holscher	424,691	(6)	424,691	(6)	—	—

Charles J. Holscher	787,960	(6)	787,960	(6)	—	—

Randolph K. Geissler	8,093,698	(6)	8,093,698	(6)	—	—

Total	23,155,762		23,155,762		—	—

(1)	Represents shares issued to the selling security holder in connection with a legal settlement and shares which may be issued to the selling security holder due to price protection adjustments. The actual number of price protection shares received and offered by the selling security holder may differ from such amount.

(2)	Includes 1,269,431shares of our common stock issuable upon exercise of warrants.

(3)	Includes 643,600 shares of our common stock issuable upon exercise of warrants.

(4)	Includes 1,063,167 shares of our common stock issuable upon exercise of warrants.

(5)	Includes 1,354,839 shares of our common stock issuable upon exercise of warrants.

(6)	Represents shares issued to the selling security holder in connection with an agreement and plan of merger and shares which may be issued to the selling security holder as earn out shares under the agreement and plan of merger. The actual number of earn out shares received and offered by the selling security holder may differ from such amount.
     To our knowledge, the preceding table represents the holdings by the selling security holders. Information concerning the selling security holders may change from time to time, which changed information will be set forth in supplements to this prospectus if and when necessary. Because the selling security holders may offer all or some of the common stock that it holds, we can only give an estimate as to the amount of common stock that will be held by the selling security holders upon the termination of this offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION
     The selling security holders or any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of this prospectus;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling security holders may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act, rather than under this prospectus. In effecting sales, broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices other than related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.
     The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus pursuant to Rule 424(b)(3) or other applicable provision of the Securities Act amending the selling security holders list to include the pledgee, transferee or other successors in interest as selling security holder under this prospectus.

     The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
     The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
     We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling security holders). Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants. Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling security holders. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
     We have agreed to use commercially reasonable efforts to register or qualify the shares being registered hereunder for certain of the selling security holders under the securities or “blue sky” law of such jurisdictions within the United States as they request.
     We have agreed to indemnify certain of the selling security holders against certain liabilities, including certain liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
     We have agreed with certain of the selling security holders to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by this prospectus for such security holder have been disposed of pursuant to and in accordance with the registration statement or until such earlier time that we reasonably determine, based on the advice of counsel, that such selling security holder, acting independently of all other selling security holders, will be eligible to sell under Rule 144 of the Securities Act all shares covered by this prospectus then owned by such selling security holder immediately following the termination of the effectiveness of the registration statement of which this prospectus forms a part.
Our shares of common stock are listed on the Nasdaq Capital Market under the symbol “DIGA.”
     UNDER THE SECURITIES LAWS OF SOME STATES, THE SHARES OF COMMON STOCK MAY BE SOLD IN SUCH STATES ONLY THROUGH REGISTERED OR LICENSED BROKERS OR DEALERS. IN ADDITION, IN SOME STATES THE SHARES OF COMMON STOCK MAY NOT BE SOLD UNLESS SUCH SHARES HAVE BEEN REGISTERED OR QUALIFIED FOR SALE IN SUCH STATE OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION IS AVAILABLE AND IS COMPLIED WITH.

LEGAL MATTERS
     The validity of the securities offered hereby will be passed on for us by Holland & Knight LLP, One East Broward Boulevard, Suite 1300, Fort Lauderdale, Florida 33301.
EXPERTS
     The consolidated financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this prospectus from Applied Digital’s Current Report on Form 8-K filed with the SEC on January 15, 2008, and management’s report on the effectiveness of internal control over financial reporting, incorporated by reference in this prospectus from Applied Digital’s Annual Report on Form 10-K/A for the year ended December 31, 2006 filed with the SEC on April 6, 2007, have been audited by Eisner LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, which reports (1) express an unqualified opinion on the financial statements and financial statement schedule, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, and have been incorporated herein by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION ABOUT US
     We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Information concerning the operation of the SEC’s Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http://www.sec.gov). Quotations relating to our common stock appear on Nasdaq, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.
Website Access to Information and Disclosure of Web Access to Company Reports
     Our website address is: http://www.adsx.com. We make available free of charge through our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, Forms 3, 4 and 5 and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.

DOCUMENTS INCORPORATED BY REFERENCE
     We incorporate by reference into this prospectus the information in documents we file with the SEC, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus has updated the information incorporated by reference and some information filed subsequently with the SEC will automatically update this prospectus. We incorporate by reference:
(a)	Our Annual Report on Form 10-K/A for the year ended December 31, 2006 filed with the SEC on April 6, 2007;

(b)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed with the SEC on May 10, 2007;

(c)	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the SEC on August 9, 2007;

(d)	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the SEC on November 11, 2007;

(e)	Our Current Report on Form 8-K filed with the SEC on January 24, 2007;

(f)	Our Current Report on Form 8-K filed with the SEC on February 12, 2007;

(g)	Our Current Report on Form 8-K filed with the SEC on February 14, 2007;

(h)	Our Current Report on Form 8-K filed with the SEC March 1, 2007;

(i)	Our Current Report on Form 8-K filed with the SEC on March 8, 2007;

(j)	Our Current Report on Form 8-K filed with the SEC on April 25, 2007;

(k)	Our Current Report on Form 8-K filed with the SEC on May 21, 2007;

(l)	Our Current Report on Form 8-K filed with the SEC on June 20, 2007;

(m)	Our Current Report on Form 8-K filed with the SEC on June 29, 2007

(n)	Our Current Report on Form 8-K filed with the SEC on July 5, 2007;

(o)	Our Current Report on Form 8-K filed with the SEC on July 10, 2007;

(p)	Our Current Report on Form 8-K filed with the SEC on August 9, 2007;

(q)	Our Current Report on Form 8-K filed with the SEC on August 10, 2007;

(r)	Our Current Report on Form 8-K filed with the SEC on August 30, 2007;

(s)	Our Current Report on Form 8-K filed with the SEC on September 4, 2007;

(t)	Our Current Report on Form 8-K filed with the SEC on September 5, 2007;

(u)	Our Current Reports on Form 8-K filed with the SEC on September 10, 2007;

(v)	Our Current Report on Form 8-K filed with the SEC on September 24, 2007;

(w)	Our Current Report on Form 8-K filed with the SEC on October 4, 2007;

(x)	Our Current Report on Form 8-K filed with the SEC on November 6, 2007;

(y)	Our Current Report on Form 8-K/A filed with the SEC on November 7, 2007;

(z)	Our Current Report on Form 8-K filed with the SEC on November 16, 2007;

(aa)	Our Current Report on Form 8-K filed with the SEC on December 4, 2007;

(bb)	Our Current Report on Form 8-K filed with the SEC on December 10, 2007;

(cc)	Our Current Report on Form 8-K filed with the SEC on December 21, 2007;

(dd)	Our Current Report on Form 8-K filed with the SEC on January 4, 2008;

(ee)	Our Current Report on Form 8-K filed with the SEC on January 8, 2008;

(ff)	Our Current Report on Form 8-K filed with the SEC on January 15, 2008;

(gg)	Our Current Report on Form 8-K filed with the SEC on January 17, 2008;

(hh)	Our Current Report on Form 8-K filed with the SEC on January 25, 2008;

(ii)	Our Current Report on Form 8-K filed with the SEC on January 31, 2008; and

(jj)	The description of our common stock contained in the registration statement on Form 8-A filed with the SEC on May 5, 1995, including any amendments or reports filed for the purposes of updating the description of the common stock.
     All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents; provided, however, that we are not incorporating by reference any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.
     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.
     YOU MAY REQUEST, EITHER ORALLY OR IN WRITING, AND WE WILL PROVIDE, A COPY OF THOSE FILINGS AT NO COST BY CONTACTING KAY LANGSFORD-LOVELAND, OUR VICE PRESIDENT — ADMINISTRATION AND SECRETARY, AT APPLIED DIGITAL SOLUTIONS, INC., 1690 SOUTH CONGRESS AVENUE, SUITE 201, DELRAY BEACH, FLORIDA 33445, OR BY CALLING (561) 276-0477.

     We have not authorized anyone to give any information or to make any representation concerning this offering except the information and representations which are contained in this prospectus or which are incorporated by reference in this prospectus. If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any circumstances in which an offer or solicitation is unlawful. You should not interpret the delivery of this prospectus or any sale made hereunder as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that the information in this prospectus may change after this date.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth the expenses (other than underwriting discounts and commissions), which, other than the SEC registration fee, are estimates, payable by us in connection with the sale and distribution of the securities registered hereby**:

SEC Registration Fee	$377
Accounting Fees and Expenses	7,000	*
Legal Fees and Expenses	5,000	*
Printing Fees and Expenses	2,000	*
Miscellaneous Expenses	500

Total	$14,877

*	Estimated

**	The selling security holders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.
Item 15. Indemnification of Directors and Officers
     Under Section 145 of the Delaware General Corporation Law, or the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
     Section 145 also provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
     Notwithstanding the instances outlined above where a corporation may indemnify its current and former directors and officers, a corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such. Correspondingly, we have purchased and maintain insurance on behalf of our directors and officers against any liability asserted against such directors and officers in their capacities as such.
     Our bylaws provide that we shall indemnify, to the full extent permitted by law, any of our current or former directors or officers and that we may indemnify, to the full extent permitted by law, any of our current or former employees or agents against any claim, liability or expense incurred as a result of such service, or as a result of any other service on our behalf, or service at our request as a director, officer, employee member of agent of another corporation, partnership, joint venture, trust or other enterprise.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to such provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 16. Exhibits.
     See Exhibit Index.
Item 17. Undertakings
     (a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for the purpose of determining liability under the Securities Act to any purchaser:
               (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
               (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
          (b) That, for the purpose of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on January 31, 2008.

APPLIED DIGITAL SOLUTIONS, INC.
By:	/s/ Joseph J. Grillo
Chief Executive Officer, Director and President

POWER OF ATTORNEY
     The undersigned constitutes and appoints Joseph J. Grillo and Lorraine M. Breece, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in her name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 and any and all subsequent amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and each or either of them or their substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph J. Grillo (Joseph J. Grillo)	Chief Executive Officer, President and Director (Principal Executive Officer)	January 31, 2008

/s/ Lorraine M. Breece (Lorraine M. Breece)	Senior Vice President and Acting Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 31, 2008

/s/ Daniel E. Penni (Daniel E. Penni)	Chairman of the Board of Directors	January 31, 2008

/s/ John R. Block (John R. Block)	Director	January 31, 2008

/s/ Dennis G. Rawan (Dennis G. Rawan)	Director	January 31, 2008

/s/ Constance K. Weaver (Constance K. Weaver)	Director	January 31, 2008

/s/ Michael S. Zarriello (Michael S. Zarriello)	Director	January 31, 2008

EXHIBIT INDEX

Exhibit
Number	Description

5.1	Opinion of Holland & Knight LLP*

23.1	Consent of Eisner LLP*

23.2	Consent of Holland & Knight LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	Filed herewith